Exhibit 99.1

/C O R R E C T I O N -- Nano Labs Ltd/

In the news release, Nano Labs Announces Extraordinary General Meeting, issued 20-Dec-2023 by Nano Labs Ltd over PR Newswire, we are advised by the company that the first subparagraph of its first paragraph should read “(1) to effect a share consolidation of two shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one share with a par value of US$0.0002 (the “Share Consolidation”), so that the authorized share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (i) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (ii) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (iii) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine in accordance with the Company’s New M&A (as defined below).” rather than “(1) to effect a share consolidation of two shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one share with a par value of US$0.0002 (the “Share Consolidation”), so that the authorized share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (i) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (ii) 28,589,077 Class B ordinary shares of par value of US$0.0002 each and (iii) 100,000,000 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine in accordance with the Company’s New M&A (as defined below).” as originally issued inadvertently. The complete, corrected release follows:

Nano Labs Announces Extraordinary General Meeting

HANGZHOU, China, Dec. 20, 2023 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that an extraordinary general meeting of the Company (the “Meeting”) will be held at 10 A.M. on January 25, 2024, Beijing time (9 P.M. on January 24, 2024, U.S. Eastern time) at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China. The Company has established the close of business on December 22, 2023, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The purpose of the Meeting is:

(1) to effect a share consolidation of two shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one share with a par value of US$0.0002 (the “Share Consolidation”), so that the authorized share capital of the Company is US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (i) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (ii) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (iii) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine in accordance with the Company’s New M&A (as defined below).

(2) to amend the Company’s memorandum and articles of association currently in effect (the “Current M&A”) to reflect the Share Consolidation (after the amendment, the “New M&A”).

Subject to the approval at the Meeting, the Share Consolidation will be effective at 5 P.M. on January 31, 2024, U.S. Eastern time, and the Class A ordinary shares are expected to begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market when markets open on the next business trading day under the new CUSIP/ISIN numbers. No fractional shares will be issued in connection with the Share Consolidation. All fractional shares will be rounded up to the whole number of shares. Copies of the notice of the Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir@nano.cn.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd
ir@nano.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: +1-646-932-7242
Email: investors@ascent-ir.com